

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 4, 2015

<u>Via E-mail</u>
Mr. William F. Fry, Esq.
Secretary & General Counsel
Furmanite Corporation
10370 Richmond Avenue, Suite 600
Houston, Texas 77042

> **Re:** **Furmanite Corporation**
> **Definitive Additional Materials filed on Schedule 14A**
> **Filed May 4, 2015**
> **File No. 001-05083**

Dear Mr. Fry:

We have reviewed your filing and have the following comment.

<u>General</u>

1. You state that, if you receive sufficient votes on the gold proxy card, you intend to adjourn the annual meeting to provide additional time to engage in discussions with a possible strategic acquiror. We note that there is no proposal on your proxy card relating to adjournment, and any such adjournment would not be in the ordinary course. Please provide an analysis under Rule 14a-4(c) demonstrating how you may exercise this authority and citing any legal authority upon which you rely, or describe how you may otherwise adjourn the meeting without a shareholder vote on the matter. If you are relying on Rule 14a-4(c)(7), please describe how you determined that such an adjournment would be "incident to the conduct of the meeting."

You may contact me at (202) 551-3503 if you have any questions.

> Sincerely,
>
> /s/ David L. Orlic
>
> David L. Orlic
> Special Counsel
> Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        David A. Katz, Esq.
        Wachtell, Lipton, Rosen & Katz